UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 2)

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/X/  Preliminary Proxy Statement
/  / Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
/  /  Definitive Proxy Statement
/  /  Definitive Additional Materials
/  /  Soliciting Material Pursuant to Section 240.14a-12

CEDAR FAIR, L.P.
(Name of Registrant as Specified in Its Charter)

Q FUNDING III, L.P.
Q4 FUNDING, L.P.
PRUFROCK ONSHORE, L.P.
J ALFRED ONSHORE, LLC
STAR SPANGLED SPROCKETS, L.P.
EXCALIBUR DOMESTIC, LLC
GEOFFREY RAYNOR
(Name of Persons Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED APRIL 8, 2011

Q FUNDING III, L.P.
Q4 FUNDING, L.P.

301 Commerce Street, Suite 3200
Fort Worth, Texas 76102

PROXY STATEMENT
OF Q FUNDING III, L.P. AND Q4 FUNDING, L.P.
RECOMMENDING A VOTE FOR THE BOARD PROPOSALS
SUBMITTED BY THE BOARD OF DIRECTORS OF
THE GENERAL PARTNER OF
CEDAR FAIR, L.P.

SPECIAL MEETING OF UNITHOLDERS

[May 24], 2011

This Proxy Statement is being furnished by each of Q Funding III, L.P. and Q4 Funding, L.P. (together with Geoffrey Raynor, collectively, "Q Investments") to the unitholders of Cedar Fair, L.P. (the "Company") in connection with Q Investments' solicitation FOR the approval of two proposals submitted by the Board of Directors of the Company (the "Board") at a special meeting of the Company's limited partner unitholders to be held on [May 24], 2011 (the "Special Meeting") and at any and all adjournments or postponements thereof. These proposals relate to the right of unitholders to nominate directors for election to the Board.

The Special Meeting will be held at _________ local time on [May 24], 2011 at __________________________________________________________, and the close of business on April 11, 2011 has been fixed as the record date for determining unitholders entitled to notice of and to vote at the Special Meeting. According to the Company's Fifth Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the General Partner of the Company (the "General Partner") is required to give notice of the Special Meeting to unitholders and to set the place of the Special Meeting within ten days (or such later time as may be reasonably necessary for the Company to comply with certain applicable statutes, rules, regulations or similar requirements) of the General Partner's receipt of a request to call a special meeting. The principal executive offices of the Company are located at One Cedar Point Drive, Sandusky, Ohio 44870.

According to Amendment No. 1 to the Company's preliminary proxy statement for the Special Meeting filed by the Company with the Securities and Exchange Commission on April 7, 2011 (the "Company Proxy Statement"), the units representing limited partner interests of the Company (the "Units") issued and outstanding and entitled to vote as of April 6, 2011 were approximately 55,345,716. Each Unit has one vote per proposal.

THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH UNITED STATES SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY OF THESE MATERIALS ALONG WITH A DUPLICATE COPY OF THE COMPANY'S WHITE PROXY CARD THAT YOU CAN USE TO VOTE YOUR UNITS.

Pursuant to this Proxy Statement, Q Investments is soliciting FOR the approval of two proposals submitted by the Board in the Company Proxy Statement that, if approved, will (i) amend the regulations (the "Regulations") of the General Partner to permit the Partnership Agreement to include a provision giving unitholders the right to nominate directors for election to the Board ("Proposal 1") and (ii) amend the Partnership Agreement to establish certain procedures and information requirements pursuant to which unitholders can nominate directors for election to the Board ("Proposal 2" and, together with Proposal 1, the "Board Proposals").

Q Investments owns beneficially 10,021,418 Units, or approximately 18.1% of the Company's outstanding Units. Q Investments intends to vote its Units FOR Proposal 1 and FOR Proposal 2. Q Investments urges you to vote FOR Proposal 1 and FOR Proposal 2 by (i) marking the "FOR" boxes beside Proposals 1 and 2 on either the WHITE proxy card furnished by the Company or the duplicate copy of the Company's WHITE proxy card enclosed herewith and (ii) signing, dating and returning such proxy card to the Company. Please do not return any proxy cards to Q Investments. According to the Company Proxy Statement, you may also submit your proxy by telephone or internet. Please refer to the Company's WHITE proxy card for instructions regarding telephone and internet voting. If you have already submitted a proxy card and wish to change your vote, you may do so by delivering to the Corporate Secretary of the Company, at One Cedar Point Drive, Sandusky, Ohio 44870, a written notice of revocation or a properly executed later-dated proxy, or by attending the Special Meeting and voting in person. The latest dated proxy is the only one that counts. Regardless of how many Units you own, your vote is very important.

IMPORTANT NOTE: If your Units are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a proxy with respect to your Units, and only upon receipt of your specific instructions. Accordingly, in order to ensure that your Units are voted, you should contact the person responsible for your account to give specific voting instructions to the broker holding your Units.

For assistance or further information, please call D.F. King & Co., Inc. ("D.F. King"), which is assisting us in this matter:

D. F. King & Co., Inc.
Unitholders Call Toll-Free: (800) XXX-XXXX
Banks and Brokerage Firms Call: (212) 269-5550

THIS PROXY STATEMENT, AS WELL AS ANY OTHER PROXY MATERIALS DISTRIBUTED BY Q INVESTMENTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT www.dfking.com/XXXXX.

REASONS FOR THE SOLICITATION

Q Investments is again asking unitholders to demand change at the Company. It is unfortunate that we even have to pursue this path given the strong message that unitholders resoundingly sent to the Board and management team a short while ago; however, the Company says that unitholders do not have any right to nominate directors.1 This presents a problem for anyone who cares about having their vote matter. Without the right to nominate, the right to elect in a plurality voting system (as opposed to a majority voting system) means nothing. For example, if the Board were to hypothetically nominate Bernie Madoff for an open slot, there could be no competing candidates offered to unitholders to oppose him.

Now suppose every single unitholder withholds its votes for Mr. Madoff as one would suspect they might. That means that 55 million units do not want Mr. Madoff elected to the Company's Board. However, all it takes is one single vote. Just one vote!!! As long as one single unit casts its vote for Mr. Madoff (presumably cast by management since they nominated Mr. Madoff in the first place, and they own a few shares), then Mr. Madoff would be elected to the Board. Unitholders would be powerless to stop this since they do not have the right to nominate.

The key is that unitholders can only withhold their 55 million votes. They cannot vote for someone they actually like - precisely because they are prevented from nominating candidates. Does this sound like a good situation for unitholders? Obviously, it is not.

Fortunately, the Board has recognized that unitholders might want to fix this issue and has proposed two amendments that would allow unitholders to nominate directors for election to the Board. Although we do not support the Board on most issues, we do support what the Board has proposed here, and we do give credit where credit is due. Proposal 1 is an amendment to the Regulations to permit the Partnership Agreement to include a provision giving unitholders the right to nominate directors for election to the Board. Proposal 2 is an amendment to the Partnership Agreement to establish certain procedures and information requirements pursuant to which unitholders can nominate directors for election to the Board. Combined, these two amendments are what is necessary to avoid the "Bernie Madoff" problem described above.

In order for unitholders to approve the Board Proposals, the Board set the approval threshold at 80% of the outstanding Units of the Company entitled to vote, so it is therefore critically important that ALL unitholders complete their proxy cards. Because of the extremely high threshold set by the Board, each unitholder must vote its Units, as simply not voting will count as a vote AGAINST the Board Proposals.

Q Investments had originally proposed its own amendment to the Partnership Agreement; however, given that the Company has now proposed two amendments that would allow unitholders to nominate directors prior to this year's annual meeting of unitholders, Q Investments is willing to withdraw its proposed amendment and solicit support solely for the Board Proposals. If the Company does not revise its current proxy statement and proxy card to contain only the Board Proposals, Q Investments currently plans to urge unitholders to vote as recommended by the Company; that is, to vote against Q Investments' proposal and, in addition, to vote for the two proposals set forth by the Company. Q Investments would then intend to call a second special meeting to allow unitholders to vote solely on the Board Proposals - in the form of an amendment to the Partnership Agreement - this time without the confusion of also having Q Investments' proposal on the ballot.

_________________________________________________
1 See Q Funding III, L.P. and Q4 Funding, L.P. v. Cedar Fair Management, Inc. and Cedar Fair, L.P., Defendant's Answer, Dec. 10, 2010 (Del. Chancery Court, No. 5904-VCS).

All of this, in our view, should be unnecessary. Q Investments is therefore looking for the Company to do what we believe is the "right thing" and hold the Special Meeting solely on the Board Proposals. If, however, the Company should fail to do so, then, as stated above, Q Investments plans to call another special meeting to ensure that unitholders have the right to vote solely on the Board Proposals.

Assuming that the Company does the "right thing," Q Investments, therefore, urges unitholders to support the Company's amendments and return the proxy card you should have already received from the Company with a vote FOR each of the two director nomination resolutions. If you have misplaced the previous proxy card that you received from the Company, another card is enclosed for your convenience.

For a more detailed discussion of the effect of approval by the unitholders of the Board Proposals, please see "The Special Meeting."

____________________________________________

Q Investments does not currently have any future plans in the event that the Board Proposals are approved or disapproved. However, Q Investments reserves all its rights with respect to any action that it may possibly determine to take, in light of future developments, including, without limitation, any initiative involving the nomination of directors to the Board or the presentation of further proposals for consideration by unitholders.

THE SPECIAL MEETING

According to Section 15.4 of the Partnership Agreement, a special meeting of the unitholders may be called by one or more unitholders owning at least ten percent of the aggregate Percentage Interest (as defined therein) held by unitholders. To call a special meeting, a unitholder must deliver a written call to the General Partner stating that the unitholder wishes to call a meeting and indicating the purposes for which the meeting is to be called. Section 15.4 of the Partnership Agreement further provides, in relevant part, that, if a special meeting is called by one or more unitholders, the General Partner is obligated to send a notice of the special meeting to the Company's unitholders within ten days after receipt of such a call (or such later time as may be reasonably necessary for the Company to comply with certain applicable statutes, rules, regulations or similar requirements). Q Investments delivered the necessary request for the Special Meeting to the General Partner on March 3, 2011. Because Q Investments owns over ten percent of the aggregate Percentage Interest held by unitholders, Q Investments believes that, upon such delivery, it validly called the Special Meeting in accordance with the terms of the Partnership Agreement.

The General Partner is authorized by the Partnership Agreement to fix the record date for any meeting of the unitholders, which date shall not be more than sixty nor less than ten days prior to the date of such meeting. The close of business on April 11, 2011 (the "Record Date") has been established as the record date for determining unitholders entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. To Q Investments' best knowledge, at the Record Date, the number of Units issued and outstanding and entitled to vote was approximately ______________.

Unitholders of record will vote together as a single class on all matters presented at the Special Meeting. Each unitholder is entitled to cast one vote per outstanding Unit on each proposal presented at the Special Meeting. Accordingly, Q Investments, as the beneficial owner of 10,021,418 Units, is entitled to 10,021,418 votes on each proposal presented at the Special Meeting, or approximately 18.1% of all votes entitled to be cast at the Special Meeting. The holders of a majority of the Units issued and outstanding and entitled to vote at the Special Meeting must be represented in person or by proxy in order to constitute a quorum.

According to the Company Proxy Statement, Proposal 1 must be approved by the holders of eighty percent of the Units outstanding and Proposal 2 must be approved by both the General Partner and the holders of a majority of the Units outstanding. However, according to the Company Proxy Statement, because the Regulations must be amended in order to permit unitholders to have the right to nominate directors for election to the Board, the General Partner will only approve Proposal 2 if both Proposal 1 and Proposal 2 are approved by the respective requisite vote of unitholders. Therefore, unitholders should note that, according to the Company Proxy Statement, they will not have the right to nominate directors for election to the Board unless both Proposal 1 and Proposal 2 are approved by unitholders as set forth above. Abstentions will be counted for purposes of establishing a quorum at the Special Meeting, will be counted as votes cast and will have the effect of a vote against a proposal. Broker non-votes will be counted for purposes of establishing a quorum, will not be counted as votes cast and will have the effect of a vote against a proposal.

According to the Company Proxy Statement, any proxy card that is returned without marked voting selections thereon will not be voted with respect to either Proposal 1 or Proposal 2. In addition, the Company Proxy Statement also indicates that, by returning the Company's WHITE proxy card, unitholders will confer discretionary authority to the Company's designees on all other matters that may properly come before the Special Meeting for a vote and that were unknown to the Company a reasonable time before the solicitation.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Special Meeting. If you are a unitholder of record on the Record Date, then you will retain your voting rights for the Special Meeting even if you sell your Units after the Record Date. Accordingly, it is important that you vote the Units held by you on the Record Date or grant a proxy to vote such Units even if you sell such Units after the Record Date.

If your Units are held in the name of a brokerage firm, bank nominee or other institution on the Record Date, only it can vote such Units and only upon receipt of your specific instructions. Accordingly, in order to ensure that your Units are voted, you should contact the person responsible for your account to give specific voting instructions to the broker holding your Units.

Any proxy granted on the Company's WHITE proxy card, through the internet or by telephone may, according to the Company Proxy Statement, be revoked by the person giving it at any time before its exercise by delivering to the Corporate Secretary of the Company, at One Cedar Point Drive, Sandusky, Ohio 44870, a written notice of revocation or a properly executed later-dated proxy, by attending the Special Meeting and voting in person or by using the toll-free telephone number or internet website address on the Company's WHITE proxy card.

SPECIAL MEETING PROPOSALS

Proposal 1

Please refer to the Company Proxy Statement for the text of Proposal 1 relating to the amendment and restatement of Section 14 of the Regulations of the General Partner to permit the Partnership Agreement to include a provision giving unitholders the right to nominate directors for election to the Board.

Q Investments recommends a vote FOR Proposal 1.

Proposal 2

Please refer to the Company Proxy Statement for the text of Proposal 2 relating to the amendment of the Partnership Agreement by the addition of a new subsection at the end of Section 6.2 thereof to establish certain procedures and information requirements pursuant to which unitholders can nominate directors for election to the Board.

Q Investments recommends a vote FOR Proposal 2.

BACKGROUND

Who is Q Investments?

Q Funding III, L.P., a Texas limited partnership, and Q4 Funding, L.P., a Texas limited partnership, are both part of the "Q Investments" family of funds, a group of private investment firms overseen by Geoffrey Raynor and located in Fort Worth, Texas. Mr. Raynor controls both of these entities.

Q Investments' Involvement and Discussions with the Company

Q Investments currently owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 10,021,418 Units, or approximately 18.1% of the Units outstanding. In January of 2010, Q Investments informed the Company that Q Investments intended to vote against the Company's previously announced merger transaction providing for the acquisition of the Company by Siddur Holdings, Ltd., an entity controlled by affiliates of Apollo Global Management ("Apollo" and, such transaction, the "Merger Transaction"). In addition, on February 18, 2010, Q Investments commenced a solicitation exempt from the proxy rules to urge all other unitholders to do the same, as Q Investments believed that the proposed Merger Transaction substantially undervalued the Company. During this time, and at the Company's request, Q Investments also met with various representatives of the Company to discuss the Merger Transaction and other strategic alternatives available to the Company.

On March 9, 2010, Q Investments issued a press release announcing that three leading independent proxy advisory firms had advised their clients to vote against the Merger Transaction. Then, on March 15, 2010, the Company announced that it had postponed the meeting on the Merger Transaction, which had been scheduled for March 16, 2010, to April 8, 2010 for the purposes of soliciting additional votes and proxies and giving unitholders additional time to consider and vote on the proposed Merger Transaction. In response to this announcement, Q Investments sent a letter to the Company expressing its concerns regarding reports that the Company was in continued discussions with Apollo about an increased offer price and its disappointment in the delay of the special meeting given that the delay hindered the Company's ability to pursue strategic alternatives.

On April 5, 2010, the Company announced that it had terminated the pending Merger Transaction and that it had adopted a unitholder rights plan or "poison pill." After engaging in conversations with the Company and other interested parties about the future of the Company, on April 28, 2010, Q Investments sent a letter to the Company stating that it had engaged an executive search firm to identify independent and qualified candidates to serve on the Board and that it intended to nominate and solicit proxies in support of such independent candidates for election to the Board at the Company's 2010 annual meeting. Numerous conversations between Q Investments and the Company resulted in the Company's announcement, on May 5, 2010, that it had reached an agreement with Q Investments that allowed Q Investments to participate in the nomination of the two new independent directors to the Board.

During the month of May 2010, Q Investments and the Company exchanged letters relating to the refinancing of the Company's debt and, in connection therewith, the renegotiation of the covenant restriction preventing cash distributions to the unitholders. The Company attempted to refinance its existing debt in May 2010 but was unable to do so. On July 15, 2010, the Company commenced a private offering of senior unsecured notes. The note offering closed on July 29, 2010, and, in conjunction therewith, the Company terminated its existing credit facilities and entered into a new credit facility which, among other things, limits the Company's ability to make cash distributions to unitholders in excess of approximately $0.36 per Unit per annum for the foreseeable future.

On October 14, 2010, Q Investments filed a lawsuit in the Delaware courts seeking a declaratory judgment confirming the right of unitholders to nominate directors for election to the Board. The Company answered on December 10, 2010 and explicitly stated its belief that the Company's Partnership Agreement "does not confer any right on the Cedar Fair limited partners to nominate candidates for election to the General Partner's board of directors."

In November of 2010, Q Investments called a special meeting of the Company's unitholders, which was ultimately held on January 11, 2011 (the "January Special Meeting"), for the purpose of considering and voting upon two amendments to the Partnership Agreement. At the January Special Meeting, Q Investments' proposals received overwhelming support from the unitholders who voted. Q Investments' proposal to separate the offices of Chairman of the Board and Chief Executive Officer received the support of 81.11% of unitholders voting (constituting 54.15% of all unitholders), and Q Investments' proposal requiring the prioritization of an increased distribution to unitholders received the support of 74.16% of unitholders voting (constituting 49.34% of all unitholders).

Q Investments first filed this Proxy Statement (in preliminary form) with the Securities and Exchange Commission on February 3, 2011 and proceeded with the solicitation described herein.

VOTING SECURITIES OUTSTANDING

  The following tables provide information as to the beneficial ownership of the Units by Q Investments, each current director and named executive officer of the Company, all current directors and named executive officers of the Company as a group and each other person who owns beneficially 5% or more of the Units. Except as stated otherwise below, the information for current directors, named executive officers and for all directors and executive officers as a group has been taken from the Company Proxy Statement. The information for Neuberger Berman LLC as the beneficial holder of 5% or more of the Units has also been taken from the Company Proxy Statement. Although Q Investments has no reason to believe that any such information is inaccurate or incomplete, Q Investments has undertaken no independent investigation of such information and does not assume any responsibility for its accuracy or completeness.

Ownership by Q Investments

Name And Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Units(2)

Q Funding III, L.P. 301 Commerce Street Suite 3200 Fort Worth, Texas 76102	3,683,325(3)	6.7%(4)
Q4 Funding, L.P. 301 Commerce Street Suite 3200 Fort Worth, Texas 76102	2,687,276(5)	4.9%(6)
Geoffrey Raynor 301 Commerce Street Suite 3200 Fort Worth, Texas 76102	10,021,418(7)	18.1%(8)

(1) In addition to the Units reported herein, certain other members of the "Q Investments" family of funds, namely Amalgamated Gadget, L.P. on behalf of R2 Investments, LDC (collectively, "R2"), currently have long economic exposure to 550,900 Units (less than 1% of the outstanding Units) through cash-settled equity swaps (the "Equity Swaps") under which the profit to R2 will be based upon any increase in value in Units and the loss to R2 will be based upon any decrease in the value of Units over the term of the transactions. The Equity Swaps may only be settled in cash and do not give R2 direct or indirect voting, investment or dispositive control over any Units and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. With respect to the Equity Swaps, R2 disclaims beneficial ownership over any Units.

(2) In the aggregate, Q Investments beneficially owns 10,021,418 Units, or approximately 18.1% of the Company's outstanding Units. The percentage of aggregate beneficial ownership was arrived at by dividing 10,021,418 Units by the 55,345,716 Units reported as outstanding as of April 6, 2011 in Amendment No. 1 to the Company's preliminary proxy statement for the Special Meeting filed by the Company with the Securities and Exchange Commission on April 7, 2011 (the "Company Proxy Statement").

(3) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Q Funding III, L.P. ("Q3") may be deemed to be the beneficial owner of these 3,683,325 Units (the "Q3 Units") and, acting through its sole general partner, Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"), has sole voting and dispositive power with respect to the Q3 Units. Furthermore, pursuant to Rule 13d-3 of the Act, each of Prufrock and J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred"), as the sole general partner of Prufrock, may be deemed to be the beneficial owner of the Q3 Units because of their respective positions as direct general partner and ultimate general partner of Q3, and, in light of such positions, each has sole voting and dispositive power with respect to the Q3 Units. Finally, pursuant to Rule 13d-3 of the Act, Geoffrey Raynor ("Raynor") may be deemed to be the beneficial owner of the Q3 Units because of his position as the person who controls J Alfred, and, in light of such position, he has the sole voting and dispositive power with respect to the Q3 Units. As specified in Note 2 above, Q Investments in the aggregate beneficially owns 10,021,418 Units, or approximately 18.1% of the Company's outstanding Units, and, for the reasons set forth both in this Note 3, Note 5 and Note 7, Raynor may be deemed to be the beneficial owner of all 10,021,418 Units and has the sole voting and dispositive power with respect to all such Units.

(4) The percentage of beneficial ownership was arrived at by dividing 3,683,325 Units by the 55,345,716 Units reported as outstanding in the Company Proxy Statement.

(5) Pursuant to Rule 13d-3 of the Act, Q4 Funding, L.P. ("Q4") may be deemed to be the beneficial owner of these 2,687,276 Units (the "Q4 Units") and, acting through its sole general partner, Star Spangled Sprockets, L.P., a Texas limited partnership ("Star"), has sole voting and dispositive power with respect to the Q4 Units. Furthermore, pursuant to Rule 13d-3 of the Act, each of Star and Excalibur Domestic, LLC, a Texas limited liability company ("Excalibur"), as the sole general partner of Star, may be deemed to be the beneficial owner of the Q4 Units because of their respective positions as direct general partner and ultimate general partner of Q4, and each has sole voting and dispositive power with respect to the Q4 Units. Finally, pursuant to Rule 13d-3 of the Act, Raynor may be deemed to be the beneficial owner of the Q4 Units because of his position as the person who controls Excalibur, and, in light of such position, he has the sole voting and dispositive power with respect to the Q4 Units. As specified in Note 2 above, Q Investments in the aggregate beneficially owns 10,021,418 Units, or approximately 18.1% of the Company's outstanding Units, and, for the reasons set forth both in this Note 5, Note 3 and Note 7, Raynor may be deemed to be the beneficial owner of all 10,021,418 Units and has the sole voting and dispositive power with respect to all such Units.

(6) The percentage of beneficial ownership was arrived at by dividing 2,687,276 Units by the 55,345,716 Units reported as outstanding in the Company Proxy Statement.

(7) In his capacity as the ultimate control person of each of Q3 and Q4 and because of his direct and indirect ownership of 3,650,817 Units through entities and trusts for his benefit, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 10,021,418 Units and has the sole voting and dispositive power with respect to all such Units.

(8) The percentage of beneficial ownership was arrived at by dividing 10,021,418 Units by the 55,345,716 Units reported as outstanding in the Company Proxy Statement.

Ownership by Principal Unitholders (5% or Greater Unitholders (other than Q Investments))

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Units

Neuberger Berman LLC 605 Third Avenue New York, NY 10158	7,250,0152)	13.1%(3)

(1) Beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated in the notes to this table, the percentage of beneficial ownership of the Units is based on 55,345,716 Units outstanding as of April 6, 2011 as reported in the Company Proxy Statement.

(2) According to the Company Proxy Statement, these numbers are based on the information in a Schedule 13F filed by Neuberger Berman LLC ("NB") on February 14, 2011. Pursuant to the Company Proxy Statement, NB reported sole voting power with respect to 6,060,593 of such Units and beneficial ownership over all such Units. Q Investments is unaware of any subsequent change in NB's beneficial ownership.

(3) NB's percentage of beneficial ownership of the Units is based on 55,345,716 Units outstanding as of April 6, 2011 as reported in the Company Proxy Statement.

Ownership by Current Directors and Named Executive Officers
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)					Percent of Units(3)
	Beneficial Ownership	Investment Power		Voting Power
		Sole	Shared	Sole	Shared

Richard L. Kinzel	1,532,589(4)	1,484,862	47,727	1,484,862	47,727	2.8%

Peter J. Crage	12,640	12,640	-	12,640	-	*

H. Philip Bender	37,538(5)	37,538	-	37,538	-	*

Richard A. Zimmerman	10,000	10,000	-	10,000	-	*

Robert Decker	19,716(6)	19,716	-	19,716	-	*

Darrel D. Anderson	19,890	19,890	-	19,890	-	*

Richard S. Ferreira	30,008(7)	25,913	4,095	25,913	4,095	*

Michael D. Kwiatkowski	3,790	3,790	-	3,790	-	*

David L. Paradeau	7,838(8)	7,838	-	7,838	-	*

Steven H. Tishman	42,266	42,266	-	42,266	-	*

C. Thomas Harvie	17,680	17,680	-	17,680	-	*

Eric L. Affeldt	13,000	13,000	-	13,000	-	*

John M. Scott III	5,000	5,000	-	5,000	-	*

All directors and executive officers as a group (13 persons)(9)	1,751,955	1,700,133	51,822	1,700,133	51,822	3.1%

_____________

* Less than 1% of outstanding Units.

(1) Unless otherwise indicated in the footnotes to this table, the address for each person named in this table is One Cedar Point Drive, Sandusky, Ohio 44870.

(2) Beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Act") and is based on the information in the Company Proxy Statement.

(3) Unless otherwise indicated in the notes to this table, the percentage of beneficial ownership of the Units is based on 55,345,716 Units outstanding as of April 6, 2011 as reported in the Company Proxy Statement. Each beneficial owner's ownership percentage has been calculated assuming full exercise of outstanding options to purchase Units, if any, exercisable by such owner within 60 days after April 6, 2011, but no exercise of outstanding options covering Units held by any other person. The ownership percentage of the directors and executive officers as a group has been calculated assuming full exercise of outstanding options that the directors and executive officers as a group have the right to exercise within sixty days after April 6, 2011, but no exercise of outstanding options covering Units held by anyone outside that group.

(4) Consists of 1,532,589 Units as to which Mr. Kinzel has sole voting and investment power (which includes 1,334,862 Units beneficially owned as of April 6, 2011 and 150,000 Units that Mr. Kinzel has the right to acquire within 60 days of April 6, 2011 through the exercise of options); and 47,727 Units for which he has shared voting and investment power.

(5) Consists of 27,538 Units beneficially owned by Mr. Bender as of April 6, 2011 and 10,000 Units that he has the right to acquire within sixty days after April 6, 2011 through the exercise of options, as to all of which Mr. Bender has sole voting and investment power.

(6) Consists of 8,716 Units beneficially owned by Mr. Decker as of April 6, 2011 and 11,000 Units that he has the right to acquire within sixty days after April 6, 2011 through the exercise of options, as to all of which Mr. Decker has sole voting and investment power.

(7) Consists of 25,913 Units as to which Mr. Ferreira has sole voting and investment power (including 25,513 Units beneficially owned as of April 6, 2011 and 400 Units that he has the right to acquire within sixty days after April 6, 2011 through the exercise of options); and 4,095 Units for which he has shared voting and investment power.

(8) Consists of 7,438 Units beneficially owned by Mr. Paradeau as of April 6, 2011 and 400 Units that he has the right to acquire within sixty days after April 6, 2011 through the exercise of options, as to all of which Mr. Paradeau has sole voting and investment power.

(9) The Unit amounts listed include a total of 171,800 Units that all current directors and executive officers as a group have vested options to acquire within sixty days from April 6, 2011.

CERTAIN ADDITIONAL INFORMATION

The rules of the Securities and Exchange Commission require Q Investments to make available to unitholders certain additional information with respect to those persons and entities that may be deemed participants in Q Investments' solicitation (each, including all the entities specified in the following paragraph, a "Participant").

 The number of Units owned, of record or beneficially, by Q Investments is set forth above under "Voting Securities Outstanding - Ownership by Q Investments" and the notes thereto. Q Funding III, L.P. is a Texas limited partnership, the sole general partner of which is Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"). The sole general partner of Prufrock is J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred"). Q4 Funding, L.P. is a Texas limited partnership, the sole general partner of which is Star Spangled Sprockets, L.P., a Texas limited partnership ("Star"). The sole general partner of Star is Excalibur Domestic, LLC, a Texas limited liability company ("Excalibur"). Geoffrey Raynor controls both J Alfred and Excalibur.

In addition to the Units reported herein, certain other members of the "Q Investments" family of funds, namely Amalgamated Gadget, L.P. on behalf of R2 Investments, LDC (collectively, "R2"), currently have long economic exposure to 550,900 Units through cash-settled equity swaps (the "Equity Swaps") under which the profit to R2 will be based upon any increase in value in Units and the loss to R2 will be based upon any decrease in the value of Units over the term of the transactions. The Equity Swaps may only be settled in cash and do not give R2 direct or indirect voting, investment or dispositive control over any Units and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. With respect to the Equity Swaps, R2 disclaims beneficial ownership over any Units.

Except as set forth herein, neither Q Investments, any of the other Participants nor any of their respective associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon with respect to this solicitation.

THE SOLICITATION

      The entire cost of Q Investments' solicitation FOR approval of the Board Proposals will be borne by Q Investments. Q Investments estimates that total expenditures relating to such solicitation, including D. F. King's fees and expenses, will be approximately $_________, of which approximately $___________ has been expended to date. Q Investments' solicitation will be conducted by mail, advertisement, telephone, electronic mail and in person. The persons identified as Participants herein may, without additional compensation, make solicitations through personal contact or by telephone, and arrangements may be made with brokerage houses or other custodians, nominees and fiduciaries to send solicitation material to their principals. Q Investments will reimburse any such person for his reasonable expenses. In addition, Q Investments has retained D. F. King to assist it in the solicitation FOR the approval of the Board Proposals for a fee of $___________ and reimbursement for its direct and indirect expenses. Q Investments cannot now determine how many persons will be used by D. F. King in its solicitation efforts but anticipates approximately _____ such persons will be used. Q Investments also expects to agree to indemnify D. F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

OTHER INFORMATION

According to the Company Proxy Statement, any unitholder who intends to present a proposal at the 2011 annual meeting and who wishes to have the proposal included in the Company's proxy statement and form of proxy for the 2011 annual meeting must have delivered the proposal to the Company at its principal executive offices not later than December 31, 2010. Any unitholder who intends to present a proposal at the 2011 annual meeting of unitholders other than for inclusion in the Company's proxy statement and form of proxy must have delivered the proposal to the Company at its executive offices not later than March 16, 2011 or such proposal was untimely. If a unitholder failed to submit the proposal by March 16, 2011, the Company reserves the right to exercise discretionary voting authority. Please note that, because Q Investments was not involved in the preparation of the Company Proxy Statement, it cannot reasonably confirm the accuracy or completeness of certain information contained in the Company Proxy Statement.

IMPORTANT

Please review this document carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Units you own.

1. If your Units are registered in your own name, please sign, date and mail the Company's WHITE proxy card to the Company.

2. If your Units are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a voting instruction form with respect to your Units and only after receiving your specific instructions. Accordingly, to ensure that your Units are voted, you should contact the person responsible for your account and give instructions for a voting instruction form to be issued representing your Units.

3. If you have previously signed and returned a WHITE proxy card sent to you by the Company, you have every right to change your vote. Only your latest dated card will count. According to the Company Proxy Statement, any proxy granted on the Company's WHITE proxy card, through the Internet or by telephone may be revoked by the person giving it at any time before its exercise by delivering to the Corporate Secretary of the Company, at One Cedar Point Drive, Sandusky, Ohio 44870, a written notice of revocation or a properly executed later-dated proxy, by attending the Special Meeting and voting in person or by using the toll-free telephone number or internet website address on the Company's WHITE proxy card.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your Units, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd floor
New York, NY 10005
Unitholders Call Toll-Free: (800) XXX-XXXX
Banks and Brokerage Firms Call: (212) 269-5550